August 08, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100F St. N.E.
Washington, D.C., 20549, USA

Re: SEC Letter dated August 3, 2006, to Continental Minerals Corporation, containing
engineering comments regarding Registration Statement on Form F-4 Filed June 30, 2066,
File No. 333-135566

Dear Sir / Madam:

I have been asked by Continental Minerals Corporation (KMK) to respond to points 5 through
7 in the above-referenced letter, regarding Resource Estimates on page 69 of Form F-4
submitted by KMK.

5.   Criteria used to separate measured resources from inferred resources:

Resource classification was based upon variography range, a geostatistical measure
of spatial continuity of copper and gold mineralization contained within the drill core
samples upon which the resource estimate is based. The range for copper was
estimated to be 555 meters, and the range for gold to be 300 meters. These ranges
were determined by KMK and were verified independently by Wardrop. Composite
assay values from a minimum of two drill holes were required for a value to be
interpolated into a block. Blocks situated within an average distance of 75 meters or
less of the input samples were classified as Measured Resources; blocks situated
within an average distance of between 75 and 100 meters from the input samples
were classified as Inferred Resources. The 75-meter limit for the Measured category
represents about 25% of the variographic range for gold and less than 15% of the
range for copper. The 100-meter limit for the Inferred category represents 30% of
the range for gold and less than 20% of the range for copper. These limiting criteria
were established by KMK and, in the context of the current level of understanding of
the Xietongmen deposit, were considered by Wardrop to be acceptable with respect
to the classification of the resource.

Conventional classification of mineral resources is tripartite: Measured, Indicated and
Inferred. On the basis of the classification criteria employed for the Xietongmen
deposit, a portion of the resource could have been categorized as Indicated. KMK
elected not to include resources in this category and, as the Inferred category is of a
lower level of implied confidence than Indicated, Wardrop considered this approach
to be conservative and did not object to the omission.

The resource estimate of the Xietongmen deposit conducted by KMK and audited by Wardrop is the initial, and to date only, quantification evaluation carried out on this deposit. As a consequence, there is no economic study, such as "scoping", "preliminary economic assessment", "preliminary feasibility study" or "feasibility study" that pertains to the Xietongmen deposit.

6. The differences between the resource estimates developed by KMK and Wardrop are attributed by Wardrop to inherent differences in the estimation algorithms used by the software employed in the two estimates: KMK used Vulcan and Wardrop used Gemcom. There is no other reason that is readily apparent as both estimates employed identical assay data, geological models (solids) and interpolation criteria.

7. Cutoff grades used in conjunction with the resource estimates.

   As indicated in 5. above, the subject resource estimate is the first and only extant quantification study that has been conducted on the Xietongmen deposit. Such an estimate is, by necessity, preliminary in nature and, in the absence of benchmarks established by economic analysis, employs certain assumptions. One of these is the cutoff grade. Table 2 in Form F-4 presents tonnage and grades for three copper-equivalent cutoff grades. It would be perhaps more consistent with the present level of knowledge, and the intent of that table, if the first column in Table 2 were labelled "Assumed Cutoff Copper Equivalent", as these cutoff grades are not, and logically at this stage of the evaluation of the Xietongmen deposit, cannot be, based upon economic studies of the deposit. Rather, the cutoff grades are consistent *and reasonable* in the context of cutoff grades employed in similar copper-gold deposits that are being exploited elsewhere in the world. Available information and experience suggests that few of those deposits can be mined economically at a cutoff grade significantly below 0.3% copper equivalent, and few if any require a cutoff grade in excess of 0.7% copper equivalent. Table 2 therefore presents the quantities and grades of resources estimated to be present in the Xietongmen deposit within the range of cutoff grades to which similar, economically exploitable, deposits are subject. Such an approach is consistent with standard industry practice for a preliminary resource estimate.

The level of economic analysis for which disclosure is requested in the SEC letter of August 3, 2006, will be possible only after and if, a detailed economic analysis, such as a feasibility study, of the deposit is performed. The current resource estimate is a necessary, preliminary step in that process. Detailed economic analyses will be possible only after some, admittedly uncertain, estimate of the resource present, i.e. the subject resource estimate, is performed. This estimate will permit, in turn, an estimate of potential mine designs. Such designs will permit an estimate of mining costs. Additionally, metallurgical tests, as yet to be performed, will permit estimates of process costs. These estimates can then be applied, in an iterative fashion, to the resource estimate in order to determine what portion, if any, of the resource can be upgraded to a reserve. At that stage, a cutoff grade can be established that is specific to the shape and metallurgical nature of the Xietongmen deposit, and can be supported by the requested level of economic analysis. Therefore, at the present stage of development of the Xietongmen deposit this request cannot be honoured and is considered premature, not only for the Xietongmen deposit but for any deposit at a similar level of advancement.

Sincerely,

Greg Z. Mosher, P.Geo.
Senior Geologist
Wardrop Engineering Inc.